

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2020

Chip Cummings
Chief Executive Officer of the Sole Member of the Manager
Red Oak Capital Fund IV, LLC
625 Kenmoor Avenue SE, Suite 211
Grand Rapids, MI 49546

> **Re: Red Oak Capital Fund IV, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed December 27, 2019**
> **File No. 024-11118**

Dear Mr. Cummings:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed December 27, 2019

General

1. We note your response to comment 5 and that ROCF II and ROCF III have only just commenced operations. However, based on the Form 1-SA filed on September 26, 2019 by ROCF II, it appears that ROCF II provided $20,041,750 of senior secured loans to various borrowers. It appears that the sponsor's public track record of its prior programs would present meaningful material information to investors. Please disclose the sponsor's public track record, including acquisition data and commissions, management compensation and other compensation data or provide us with a detailed analysis as to why this information is not material to investors.

You may contact Babette Cooper at 202-551-3396 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction